March 1, 2005

Juliana C. Capata

(415) 315-6337

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, NW

Washington, D.C. 20549

Re:	First Avenue Networks, Inc.

Ladies and Gentlemen:

On behalf of First Avenue Networks, Inc. (the “Company”) and pursuant to Regulation S-T under the Securities Act of 1933, as amended, enclosed for filing is the Company’s Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-122684) relating to the registration of 52,260,364 shares of the Company’s common stock, $0.001 par value per share.

Any questions or comments relating to this filing should be directed to the attention of the undersigned at (415) 315-6337 or Joel Freedman at (617) 951-7309.

Best regards,

/s/ Juliana C. Capata
Juliana C. Capata

cc:	Joel F. Freedman, Esq.